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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934





                              UNIONBANCORP, INC.
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                               (Name of Issuer)


                        Common Stock, $1.00 Par Value
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                        (Title of Class of Securities)


                                  908908-106
           -------------------------------------------------------
                                (CUSIP Number)


Check the following box if a fee is being paid with this statement [x]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





SEC 1745 (2/92)                     1 of 6
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CUSIP NO. 908908 106                  13G                      PAGE 2 OF 7 PAGES
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   1     NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         R. Scott Grigsby
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)  [ ]
                                                                       (b)  [ ]
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   3     SEC USE ONLY

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   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.
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                             5    SOLE VOTING POWER

        NUMBER OF                 721,207 **
         SHARES            -----------------------------------------------------
      BENEFICIALLY           6    SHARED VOTING POWER
        OWNED BY
          EACH                    51,266
        REPORTING          -----------------------------------------------------
         PERSON              7    SOLE DISPOSITIVE POWER
          WITH
                                  43,044
                           -----------------------------------------------------
                             8    SHARED DISPOSITIVE POWER

                                  18,853
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   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          772,473 **
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  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

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  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           18.75% **
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  12     TYPE OF REPORTING PERSON*

         IN
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                     *SEE INSTRUCTION BEFORE FILLING OUT!

** Includes shares for which the Reporting Person, as President of the Issuer, has sole voting power over certain matters pursuant to Standstill Agreements between the Issuer and the individuals identified in Item 6 of this Schedule. Does not include shares of the Issuer's Common Stock which will be obtainable by the individuals identified in Item 6 of this Schedule upon conversion of an aggregate of 2,762.24 shares of the Issuer's Series A Preferred Stock held by such individuals. The conversion ratio of such shares is partially a function of the after-tax gain or loss realized upon the sale of certain securities held by the Issuer, and is not ascertainable at this time.

          STATEMENT CONTAINING INFORMATION REQUIRED BY SCHEDULE 13G

This schedule 13G is being filed as a result of the Issuer's Common Stock being registered on Form 8-A with the Securities and Exchange Commission on September 30, 1996 (SEC File No. 1-12113) in connection with the Issuer's initial public offering.

ITEM 1.

   (a)     NAME OF ISSUER

           UnionBancorp, Inc.

   (b)     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

           122 West Madison Street
           Ottawa, Illinois 61350

ITEM 2.

   (a)     NAME OF PERSON FILING

           R. Scott Grigsby

   (b)     ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR IF NONE, RESIDENCE

           122 West Madison Street
           Ottawa, Illinois 61350

   (c)     CITIZENSHIP

           U.S.

   (d)     TITLE OF CLASS OF SECURITIES

           Common Stock, $1.00 par value

   (e)     CUSIP NUMBER

           908908-106


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ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B),
         CHECK WHETHER THE PERSON FILING IS A:

  [ ]    (a)  BROKER OR DEALER REGISTERED UNDER SECTION 15 OF THE ACT.

  [ ]    (b)  BANK, AS DEFINED IN SECTION 3(A)19 OF THE ACT.

  [ ]    (c)  INSURANCE COMPANY AS DEFINED IN SECTION 3(A)(19) OF THE
         ACT.

  [ ] (d) INVESTMENT COMPANY REGISTERED UNDER SECTION 8 OF THE INVESTMENT COMPANY ACT.

  [ ] (e) INVESTMENT ADVISOR REGISTERED UNDER SECTION 203 OF THE INVESTMENT ADVISERS ACT OF 1940.

  [ ] (f) EMPLOYEE BENEFIT PLAN, PENSION FUND WHICH IS SUBJECT TO THE PROVISIONS OF THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974 OR ENDOWMENT FUND; SEE Section
         240.13D-1(B)(1)(II)(F).

  [ ]    (g)  PARENT HOLDING COMPANY, IN ACCORDANCE WITH Section
         240.13D-1(B)(II)(G).

         IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B)(2), CHECK THIS BOX [ ]

ITEM 4.  OWNERSHIP

  (a)    AMOUNT BENEFICIALLY OWNED

         772,473

  (b)    PERCENT OF CLASS

         18.75%

  (c)    NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

         (i)      SOLE POWER TO VOTE OR TO DIRECT THE VOTE

                  721,207

         (ii)     SHARED POWER TO VOTE OR TO DIRECT THE VOTE

                  51,266

         (iii)    SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

                  43,044

         (iv)     SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

                  18,853





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INSTRUCTION: FOR COMPUTATIONS REGARDING SECURITIES WHICH RESPECT A RIGHT TO
ACQUIRE AN UNDERLYING SECURITY SEE RULE 13D- 3(D)(1).

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not applicable

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

        Of the shares included in this report, an aggregate of 710,576 of such shares are beneficially owned in equal portions by Dennis J. McDonnell and Wayne W. Whalen. The Reporting Person, as President of the Issuer, has sole voting power over these securities with respect to certain matters pursuant to a proxy granted to the Reporting Person by such individuals in connection with Standstill Agreements entered into by such individuals and the Issuer. The 710,576 shares subject to this proxy represent 17.2% of the issued and outstanding Common Stock of the Issuer as of the date of this report. The shares included do not include shares of the Issuer's Common Stock which will be obtainable by these individuals upon conversion of an aggregate of 2,762.24 shares of the Issuer's Series A Preferred Stock held by such individuals. The conversion ratio of such shares is partially a function of the after-tax gain or loss realized upon the sale of certain securities held by the Issuer, and is not ascertainable at this time.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable

ITEM 10. CERTIFICATION

         By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.





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                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   October 7, 1996
                                   -------------------------------------
                                   Date



                                   /s/ R. Scott Grigsby
                                   -------------------------------------
                                   R. Scott Grigsby






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